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                                                                                                              Exhibit 11
                                                      McDONALD'S CORPORATION
                                          STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                   Dollars and shares in millions, except per common share data




                                                                                   Year Ended             Quarters Ended
                                                                                     June 30                  June 30
                                                                                1996        1995         1996        1995
                                                                                ----        ----         ----        ----
         Net income                                                            $722.0      $660.4       $420.4      $379.7


         Preferred stock dividends (net of tax benefits)                        (13.8)      (23.8)        (6.9)      (11.9)
                                                                               -------     -------      -------     -------

         Net income available after preferred stock dividends (A)               708.2       636.6        413.5       367.8


         Effect of preferred stock exchange*                                       .0        (3.9)        (0.0)       (3.9)


         Common stock dividends on assumed conversion of preferred stock           .0          .5           .0          .1
                                                                               -------     -------      -------     -------

         Net income available to common shareholders                           $708.2      $633.2       $413.5      $364.0
                                                                               =======     =======      =======     =======

         Weighted average number of common shares outstanding during the
         period (A)                                                             699.8       700.2        699.1       700.1


         Additional shares related to potentially dilutive securities            19.7        20.9         18.9        20.6
                                                                               -------     -------      -------     -------

         Adjusted weighted average common shares                                719.5       721.1        718.0       720.7
                                                                               =======     =======      =======     =======

         Fully diluted net income per common share                             $ 0.98      $ 0.88       $ 0.58      $ 0.51
                                                                               -------     -------      -------     -------


          NOTES:

            *  The 1995 periods include $3.9 million for the one-time effect of the Company's exchange of Series E Cumulative
               Preferred Stock for subordinated debt securities completed in June, 1995.
          (A)  Refer to Condensed consolidated statement of income on page 4 and to Financial comments -
               Net income per common share on page 6 of this report.

          /TABLE
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